[LOGO OMITTED] April 29, 2010
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WRITER’S DIRECT LINE
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CLIENT/MATTER NUMBER
046288-0101

Via EDGAR System

Mr. Dominic Minore U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549

Re:	The Yacktman Funds, Inc. (File Nos. 033-47044 and 811-06628)
Amended Registration Statement on Form N-1A
(conforming prospectus for new summary prospectus rules)
Filed on March 1, 2010

Dear Mr. Minore:

On behalf of our client, The Yacktman Funds, Inc., a Maryland corporation (Investment Company Act File No. 811-06628), which is comprised of two portfolios, The Yacktman Fund and The Yacktman Focused Fund (collectively, the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced registration statement of the Fund (the “Registration Statement”).  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Fund’s responses (in regular type).

General

1. In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•
Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Fund that (1) the Fund, through its officers and directors, is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response:  Where applicable, the Fund will update similar disclosure in the Registration Statement to respond to the Staff’s comments.

Prospectus

3. On the front cover page, please include the ticker symbol.  If the front cover page is for the summary prospectus, then please delete the contact information and the sentences related to reading the prospectus and the prospectus containing important information.

Response:  As requested, the Fund will include the ticker symbol on the front cover page.  The Fund confirms that this is the front cover page for the statutory prospectus and not the summary prospectus.  So, the Fund will not delete the information referenced above.

4. Under the “Fund Fees and Expenses” section, please revise the footnote related to the fee waiver to indicate that it is a contractual arrangement and to indicate who may terminate the arrangement, and under what circumstances.  Also, please confirm that there is no recoupment and file the expense reimbursement agreement as an exhibit.

Response:  The Fund will revise the disclosure as requested, and confirms that there is no recoupment.  Specifically, the revised disclosure will read as follows: “The Fund’s investment adviser has contractually agreed to waive its advisory fee to the extent necessary to ensure that the Fund’s Total Annual Fund Operating Expenses do not exceed 1.25% of the Fund’s daily net assets.  The investment adviser may terminate this waiver at any time, for any reason, but may not do so prior to April 30, 2011.”  The Fund will file the agreement as an exhibit.

5. Under the “Principal Investment Strategies of the Fund” section, please revise the disclosure to indicate the maximum amount that may be invested in foreign equity securities, including the maximum in emerging markets, and the maximum amount that may be invested in junk bonds.  Please revise the disclosure to more fully summarize the disclosure required by Item 9 of Form N-1A.  Also, please indicate in this section that The Yacktman Focused Fund is a non-diversified fund.

Response:  The Fund will revise the disclosure as requested, except with respect to emerging markets, as the Fund notes that this is not a principal investment strategy.  Specifically, the revised disclosure will read as follows: “The Fund invests in both domestic and foreign equity securities and debt securities.  The Fund may invest up to 20% of its assets in foreign equity securities.  This 20% limit does not apply to investments in the form of American Depositary Receipts (ADRs).

The Fund’s investments in equity securities may include common stocks, preferred stocks, convertible preferred stocks, warrants[, options] and ADRs.  Some, but not all, of the equity securities may pay a dividend.

The Fund’s investments in debt securities may include U.S. Treasury notes and bonds, investment grade corporate debt securities, convertible debt securities and debt securities below investment grade (high yield or junk bonds).  The Fund may invest up to 20% of its assets in such debt securities, including junk bonds, in any proportion provided that the total invested does not exceed the 20% threshold.

The Fund invests in securities of any size company at levels the investment adviser thinks offer an attractive forward rate of return.  [The Yacktman Focused Fund is non-diversified.]  When the investment adviser purchases stocks, it looks for companies with the following three attributes: (1) good business; (2) shareholder-oriented management; and (3) low purchase price.  The Fund sells companies that no longer meet its investment criteria, or if better investment opportunities are available.”

6. Under the “Principal Risks of Investing in the Fund” section, please delete the first sentence under the smaller-capitalization companies.  Also, please confirm that this is a principal risk.  Please revise the foreign securities risk to include a reference to emerging markets.

Response:  The Fund confirms that smaller-capitalization companies risk is a principal risk.  The Fund will revise the disclosure as requested, except with respect to emerging markets, as the Fund notes that this is not a principal investment strategy.  So, the Fund will add the information on emerging markets risk as a non-principal risk.  Specifically, the additional disclosure will read as follows: “Risks associated with emerging markets.  Investing in emerging market countries involves certain risks not typically associated with investing in the United States, and imposes risks greater than, or in addition to, risks of investing in more developed foreign countries.  These risks include, but are not limited to, the following: greater risks of nationalization or expropriation of assets or confiscatory taxation; currency devaluations and other currency exchange rate fluctuations; greater social, economic, and political uncertainty and instability (including amplified risk of war and terrorism); more substantial government involvement in the economy; less government supervision and regulation of the securities markets and participants in those markets; controls on foreign investment and limitations on repatriation of invested capital and on the Fund’s ability to exchange local currencies for U.S. dollars; unavailability of currency hedging techniques in certain emerging market countries; the fact that companies in emerging market countries may be smaller, less seasoned, and newly organized companies; the difference in, or lack of, auditing and financial reporting standards, which may result in unavailability of material information about issuers; the risk that it may be more difficult to obtain and/or enforce a judgment in a court outside the United States; and greater price volatility, substantially less liquidity, and significantly smaller market capitalization of securities markets.”

7. Under the “Performance Information” section, please revise the lead-in paragraph to read as follows: “The bar chart and table that follow provide some indication of the risks of investing in the Fund.  The bar chart shows changes in the Fund’s performance from year to year.  The table shows how the Fund’s average annual returns over 1, 5, and 10 years compare with those of a broad measure of market performance.  Please remember that the Fund’s past performance (before and after taxes) is not necessarily an indication of its future performance.”  If updated performance information is available on the Fund’s website, please indicate this in the disclosure.  Please revise the header to the table to read “Average Annual Total Returns,” and flip the order of the table and the bar chart so that the bar chart comes first.

Response:  The Fund will revised the disclosure as requested.  With respect to updated performance information, the Fund will add the following sentence: “Updated performance information is available on the Fund’s website www.yacktman.com, or by calling toll-free at 1-800-525-8258.”

8. Under the “Purchase and Sale of Fund Shares” section, please revise the disclosure to limit it to the disclosure called for under Item 6 of Form N-1A.

Response:  The Fund will revise the discussion as requested.  Specifically, the Fund will revise the discussion as follows: “The minimum initial investment in the Fund’s shares is $2,500.  However, the initial minimum for Individual Retirement Accounts and the Fund’s Automatic Investment Plan is $500.  There is a $100 subsequent investment requirement for the Fund, including for each additional investment made through the Automatic Investment Plan.

You may redeem and purchase shares of the Fund each day the New York Stock Exchange is open.  You may redeem or purchase Fund shares by mail (The Yacktman Funds, Inc., P.O. Box 701, Milwaukee, WI 53201-0701), or by telephone at 1-800-457-6033.  Investors who wish to redeem or purchase shares through a broker-dealer or other financial intermediary should contact the intermediary regarding the hours during which orders may be placed.”

9. Under the “Investment Objective and Strategies” section, please revise the disclosure to clearly distinguish between principal and non-principal items.  Please add a non-principal risk for The Yacktman Focused Fund related to its ability to leverage by borrowing for investment purposes.

Response:  The Fund will revise the disclosure as requested.  Specifically, the additional disclosure will read as follows: “Risks associated with leveraging (The Yacktman Focused Fund).  The Yacktman Focused Fund may borrow money for investment purposes, which is known as leveraging.  The use of leverage may cause the Fund to liquidate portfolio positions when it may not be advantageous to do so.  Leveraging may cause the Fund to be more volatile than if the Fund had not been leveraged.  This is because leverage tends to increase a Fund's exposure to market risk, interest rate risk or other risks by, in effect, increasing assets available for investment.”

10. Under “The Funds’ Share Price” section, please revise the disclosure to make it clear that the board of directors is responsible for the determination that amortized cost represents fair value.

Response:  The Fund will revise the discussion as requested.  Specifically, the Fund will revise the discussion as follows: “Short-term debt instruments (those with remaining maturities of 60 days or less) are valued by using the amortized cost method of valuation, which the Board of Directors has determined represents fair value.”

Statement of Additional Information

11. Under the “Investment Restrictions and Considerations” section, please revise the disclosure related to pledges to specify the limitations on pledging by the Fund.  Also, please confirm that the Fund does not enter into reverse repurchase agreements, and add disclosure on repurchase agreements.  Please revise the disclosure related to changes in percentage limitations resulting from a change in value in the portfolio securities and its impact on the investment limitations to indicate that this does not apply to borrowing limitations and limitations on illiquid securities.  Please ensure that each Fund has a non-fundamental limitation on not investing more than 15% in illiquid securities, and ensure that the discussion on illiquid securities addresses equity securities.

Response:  The Fund will revise the disclosure as requested.  The Fund confirms that it does not enter into reverse repurchase agreements.

* * *
Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer
Enclosures

cc:	Kent Arnett
Richard L. Teigen